Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

January 23, 2023

Mr. Robert Shapiro

Ms. Theresa Brillant

Ms. Jennie Beysolow

Mr. Donald Field

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QuantaSing Group Limited (CIK No. 0001932770)

Response to the Staff’s Comments on

Amendment No.1 to the Registration Statement on Form F-1

Filed on January 13, 2022 (File No. 333-268907)

Dear Mr. Shapiro, Ms. Brillant, Ms. Beysolow and Mr. Field,

On behalf of our client, QuantaSing Group Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 20, 2023 on the Company’s amendment No.1 to registration statement on Form F-1 filed on January 13, 2023 (the “ Amendment No.1”). Concurrently with the submission of this letter, the Company is filing amendment No.3 to the Registration Statement (the “Amendment No.3”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Amendment No.3, marked to show changes to the Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

The Company plans to request that the Commission declare the Registration Statement (as amended) effective as soon as practicable. The Company greatly appreciates the Commission’s continuing assistance and support in meeting this timetable.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  •  桑西尼   •      古奇  •      罗沙迪律师事务所

AUSTIN                BEIJING                 BOSTON                BOULDER                 BRUSSELS                HONG KONG                LONDON                LOS ANGELES                NEW YORK                PALO ALTO

SALT LAKE CITY                SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

Cover Page

1.    Please refer to the prospectus cover page and the HFCAA disclosures. Please revise to disclose that your auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered public accounting firm based in mainland China. Please revise all HFCAA disclosures throughout the prospectus accordingly.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the ninth paragraph of the cover page, and pages 14 and 64 of the Amendment No.3.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 2

2.    We note your response comment 2 and reissue. In this regard, we note that the revised disclosure does not appear to address how, if implemented, the Draft Rules Regarding Overseas Listing might subject you to the filing requirements with the CSRC for this offering and listing or prohibit this offering or a future offering. Please revise to discuss in greater detail the facts and circumstances, including prohibited circumstances, which would subject the company to filing requirements with the CSRC for this offering and listing or a future offering.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 13, 14, 62 and 63 of the Amendment No.3.

Risk Factors

Risks Related to the ADSs and this Offering

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors, page 75

3.    We note your disclosure about stock price volatility of the securities of some China-based companies that have listed their securities in the United States since their initial public offerings in recent years; and how the price and trading volume for the ADSs may be highly volatile for factors specific to your operations. We also note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to a company’s performance following a number of recent initial public offerings, particularly among companies with relatively small public floats. Please revise to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk, in addition to contributing factors you provide related to the general market and your operations. Discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 76 and 77 of the Amendment No.3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended September 30, 2022 compared to three months ended September 30, 2021, page 114

4.    We note your response to comment 3. The 26.9% decrease in financial literacy revenue appears to have resulted from a decrease in converting introductory learners into paying learners, driven by a decrease in marketing efforts targeted at converting these learners. In this regard, we note that you intend to continue these efforts to diversify course offerings by reallocating marketing efforts away from financial literacy courses. It therefore appears that historical financial literacy revenue is not necessarily indicative of future amounts. Please expand your discussion to clearly explain this change in trend and expected impact to results of operations pursuant to Item 5.D of Form 20-F as referenced from Item 4 of Form F-1. Lastly, please quantify the factors contributing to the change in financial literacy revenue for the three months ended September 30, 2022, including the increase resulting from an increased repeat purchase rate, and the decrease related to the above.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 31, 106, 107 and 116 of the Amendment No.3. The Company further advises the Staff that it has used gross billings as a proxy to quantify the impact of the factors contributing to the changes in revenue, as revenue is also affected by revenue recognition policies (which take into account, among others, the the average learning period and the associated value-added tax), which is difficult to quantify in terms of the contributing factors.

Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

5.    Please have your auditors revise their consent to reference the amendment to the Registration Statement on Form F-1.

Response: The Company acknowledges the Staff’s comments and has had the auditor revised the consent to the amendment to the Registration Statement on Form F-1.

*        *        *

If you have any questions regarding the Amendment No.3, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Peng Li, Chairman and Chief Executive Officer, QuantaSing Group Limited

Dong Xie, Chief Financial Officer, QuantaSing Group Limited

Hendry Pai, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Partner, Latham & Watkins LLP

Daying Zhang, Partner, Latham & Watkins LLP